Exhibit 99.1

News for Immediate Release

Electrovaya Inc. Announces Closing of Oversubscribed US$28.1 Million Public Offering of Common Shares, Including Full Exercise of Overallotment Option

Toronto, Ontario – November 6, 2025 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, announces the closing of its previously announced public offering (the “Offering”) of 4,700,000 common shares of the Company (“Common Shares”) at a price to the public of US$5.20 per Common Share. The underwriters elected to exercise the overallotment option in full, resulting in an additional 705,000 Common Shares being issued today for aggregate gross proceeds, before deducting the underwriting discounts and commissions and other offering expenses payable by Electrovaya, of approximately US$28.1 million.

Oppenheimer & Co. Inc. acted as sole book-running manager for the Offering. Raymond James Ltd. acted as the lead manager for the Offering. H.C. Wainwright & Co. and Roth Capital Partners acted as co-managers for the Offering.

The Company intends to use the net proceeds from the Offering to invest in energy as a service, investment in next generation battery and separator research and development and for working capital and general corporate purposes.

In connection with the Offering, the Company filed a final prospectus supplement to its base shelf prospectus dated September 17, 2024 in each of the provinces and territories of Canada relating to the Offering. The final prospectus supplement was also filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s effective registration statement on Form F-10 (File No. 333-278139) previously filed under Multijurisdictional Disclosure System established between Canada and the United States. A preliminary prospectus supplement relating to the Offering was filed in each of the provinces and territories of Canada and in the United States with the SEC on November 4, 2025.

Access to the base shelf prospectus, the final prospectus supplement, and any amendments to the documents have been provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendments. The base shelf prospectus and the final prospectus supplement are accessible on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. The Common Shares were offered under the final prospectus supplement.  An electronic or paper copy of the final prospectus supplement and accompanying prospectus relating to the Offering may be obtained without charge from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, or by telephone at (212) 667-8055, or by email at EquityProspectus@opco.com and from Raymond James Ltd., Scotia Plaza, 40 King St. W., 54th Floor, Toronto, Ontario M5H 3Y2, Canada, or by telephone at 416-777-7000 or by email at ECM-Syndication@raymondjames.ca. The U.S. Base Shelf Prospectus, the Canada Base Shelf Prospectus and the final prospectus supplement and accompanying prospectus relating to the Offering contain important, detailed information about the Company and the Offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and
Investor Relations Electrovaya Inc.
905-855-4618/
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery- related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated use of proceeds from the Offering. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions, and involve risks and uncertainties, therefore undue reliance should not be placed on such statements. Material assumptions on which forward-looking statements in this news release include assumptions about the expected use of proceeds based on the Company’s ongoing business. Material risks and other factors that could cause actual results to differ from any forward-looking statement market conditions and other risks that may be found in the prospectus supplement and base shelf prospectus filed in connection with the Offering, including those risks described under the heading “Risk Factors”, and the documents incorporated by referenced therein. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.